EXHIBIT 2

Explanation of the report about Yen-Sung Lee be promoted to be CHT President

Date of events: 2012/08/15

Contents:

1.Name of the reporting media: Commercial Times

2.Date of the report:2012/08/15

3.Content of the report: Yen-Sung Lee will be promoted to be Chunghwa’s President.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The Company’s appointment of President will be processed in compliance with internal regulations and the Company will make official announcement after completing all the procedures. The Company has no comment on rumors or news reports.

6.Countermeasures: None

7.Any other matters that need to be specified: None